Exhibit 99.1

Unaudited interim condensed consolidated financial statements

For the three and nine-month periods ended September 30, 2023

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Unaudited interim condensed consolidated financial statements As of for the twelve-months period ended September 30, 2023

Unaudited interim condensed consolidated financial statements As of for the twelve-months period ended September 30, 2023
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Island, with limited liability. In June 2022, the Company started trading its shares on Nasdaq, in New York, under the ticker symbol INTR, and its BDRs in B3 under ticker INBR32. Inter&Co is the parent company of the Inter Group and indirectly holds all of Banco Inter’s shares.
Inter
Inter provides e-commerce and financial services, these solutions are offered in a single digital ecosystem that includes a complete range of baking services, investments, credit, insurance and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of September 30, 2023, we surpassed the mark of 29.4 million customers and increased the activation rate by 165 bps when compared to December 31, 2022, reaching 52,7%.
Loan Portfolio
The balance of loan operations reached R$27.0 billion, representing a positive variation of 19% compared to December 31, 2022.
Funding
The total funding, which includes demand deposits, time deposits, savings deposits and securities issued, such as Real Estate Bills and Financial Bills, amounted to R$36.5 billion, representing a 22.4% increase compared to December 31, 2022.
Economic and financial highlights
Profit (loss) for the period
We recorded an accumulated profit of R$192.5 millionas of September 30, 2023, compared to a loss of R$42.9 million for the same period in 2022.
Revenues
The revenues as of September 30, 2023, reached R$5,674.7 million, recording an increase of R$1,638.1 million compared to the amount recorded in the same period in 2022.
Administrative expenses
Accumulated administrative and personnel expenses incurred as of September 30, 2023, totaled R$1,096.4 million, an decrease of R$9.0 million in relation to the same period of 2022.
Equity highlights
Total assets
Total assets reached R$55.1 billion as of September 30, 2023, a 18.9% growth compared to December 2022.
Shareholder’s equity
Shareholder’s equity totaled R$7.4 billion, a 3.9% growth compared to December 31, 2022.

Unaudited interim condensed consolidated financial statements As of for the twelve-months period ended September 30, 2023
Relationship with the independent auditors
The Company also has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to Inter, as well as internal policies and codes.
Furthermore, Inter & Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the quarter ended September 30, 2023 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers and partners for their trust, as well as each of our employees who build our history daily.
Belo Horizonte, November 06, 2023.
The Management

KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brazil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brazil
Telephone number +55 (31) 2128-5700
kpmg.com.br

Report on review of information interim financial statements

To the Shareholders, Board of Directors and Management of

Inter & Co, Inc.

Cayman Islands

Introduction

We have reviewed the interim condensed consolidated financial statements of Inter & Co, Inc. ("Company"), included in the Interim Financial Information Form for the quarter ended September 30, 2023, which comprise the balance sheet as of September 30, 2023, and the statements of profit or loss and other comprehensive income for the three and nine-month periods then ended, and changes in equity and cash flows for nine-month period then ended, including notes.

Company's management is responsible for the preparation and presentation of this interim condensed consolidated financial information in accordance with IAS 34 Interim *Financial Reporting*, issued by the *International Accounting Standards Board* – (IASB). Our responsibility is to express a conclusion on this interim condensed consolidated financial statement based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards on interim financial information (NBC TR 2410 – Revisão de Informações Intermediárias Executada pelo Auditor da Entidade *and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity*, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim condensed consolidated financial statement

Based on our review, nothing has come to our attention that leads us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Other issues

Statements of value added

The interim condensed consolidated financial statements referred to above include the consolidated statements of value added for the three and nine-month periods ended September 30, 2023, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements have been submitted to review procedures performed together with the review of the interim condensed consolidated financial statements to conclude whether they are reconciled to the interim condensed consolidated financial information and accounting records, if applicable, and whether their form and content are in accordance with the criteria set by Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that leads us to believe that these consolidated statements of value added have not been prepared, in all material respects, according to the criteria set by this Standard and in a manner consistent with the interim condensed consolidated financial statements taken as a whole.

Belo Horizonte, November 6, 2023

KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG

Original report in Portuguese signed by

Jonas Moreira Salles

CRC SP-295315/O-4

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Consolidated interim balance sheets As of September 30, 2023 and December 31, 2022 (Amounts in thousands of Brazilian reais)

	Note	09/30/2023	12/31/2022
Assets
Cash and cash equivalents	8	4,297,078	1,331,648
Amounts due from financial institutions	9	3,474,244	4,258,856
Compulsory deposits at Central Bank of Brazil		2,190,872	2,854,778
Securities	10	14,908,297	12,448,565
Derivative financial assets	11	9,389	—
Loans and advances to customers, net of provisions for expected loss	12	25,296,620	21,379,916
Non-current assets held for sale	13	169,347	166,943
Equity accounted investees	14	71,884	72,090
Property and equipment	15	173,677	188,019
Intangible assets	16	1,322,350	1,238,629
Deferred tax assets	33.c	1,071,248	978,148
Other assets	17	2,093,833	1,425,508
Total assets		55,078,840	46,343,100

Liabilities
Liabilities with financial and similar institutions	18	9,418,245	7,906,897
Liabilities with customers	19	29,063,988	23,642,804
Securities issued	20	7,462,565	6,202,165
Derivative financial liabilities	11	21,059	37,768
Borrowing and onlending	21	87,649	36,448
Tax liabilities	22	332,845	166,865
Provisions	23	35,040	57,449
Deferred tax liabilities	33.c	28,895	30,073
Other liabilities	24	1,260,329	1,173,527
Total liabilities		47,710,613	39,253,996

Equity
Share capital	25.a	13	13
Reserves	25.b.	7,998,214	7,817,670
Other comprehensive income	25.c	(729,442)	(825,301)
Treasury shares	25.g	(8,417)	—
Equity attributable to owners of the Company		7,260,368	6,992,382
Non-controlling interest	25.f	107,859	96,722
Total equity		7,368,227	7,089,104

Total liabilities and equity		55,078,840	46,343,100

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim income statements For the quarters ended September 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

		Three-month period		Nine-month period
	Note	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Interest income	26	1,106,935	788,343	3,270,967	1,931,815
Interest expenses	26	(770,398)	(579,678)	(2,135,375)	(1,381,490)
Income from securities and derivatives	27	482,020	346,923	1,196,602	1,109,761
Net interest income		818,557	555,588	2,332,193	1,660,086

Revenues from services and commissions	28	347,780	248,862	928,657	693,596
Expenses from services and commissions		(32,271)	(31,833)	(99,672)	(94,303)
Other revenues	29	131,430	77,687	278,465	301,466
Revenues		1,265,496	850,304	3,439,643	2,560,845

Impairment losses on financial assets	30	(407,899)	(263,113)	(1,157,140)	(818,523)
Net result of losses		857,597	587,191	2,282,504	1,742,322

Other administrative expenses	31	(362,877)	(379,946)	(1,096,360)	(1,105,370)
Personnel expenses	32	(210,661)	(176,232)	(569,322)	(493,818)
Tax expenses		(94,072)	(61,544)	(235,406)	(179,837)
Depreciation and amortization		(40,561)	(35,620)	(119,268)	(107,609)
Income from equity interests in associates	14	(4,071)	(3,892)	(30,597)	(13,954)
Profit / (loss) before income tax		145,354	(70,043)	231,550	(158,266)

Income tax	33	(41,194)	40,448	(39,002)	115,374

Profit / (loss) for the period		104,161	(29,595)	192,549	(42,892)

Profit (loss) attributable to:
Owners of the Company		91,291	(30,008)	151,442	(43,326)
Non-controlling interest		12,870	413	41,107	434

Earnings (loss) per share (in Brazilian Reais – BRL)
Basic earnings (loss) per share	25.e	0.2272	(0.0744)	0.3769	(0.1074)
Diluted earnings (loss) per share	25.e	0.2263	(0.0744)	0.3753	(0.1074)

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of comprehensive income For the quarters ended September 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	Three-month period		Nine-month period
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Profit (loss) for the three-month period	104,161	(29,595)	192,549	(42,892)

Fair value of financial assets	(98,003)	94,465	177,437	(139,394)
Related tax - financial assets	44,100	(59,715)	(79,848)	62,233
Financial assets at fair value through other comprehensive income	(53,903)	34,750	97,589	(77,161)

Hedge of net investments in operations abroad	(4,351)	(1,860)	6,717	(8,692)
Fair value change	(7,909)	(1,860)	6,841	(8,692)
Tax effect	3,558	—	(124)	—

Current translation adjustment in foreign entities	11,039	1,860	(8,468)	(1,979)

Effects of corporate reorganization on non-controlling interest without change in control	—	(51,955)	—	(665,673)

Others	(3)	—	21	—
Total other comprehensive income that may be reclassified subsequently to the income statement	(47,218)	(17,205)	95,859	(753,505)

Total comprehensive income for the quarters	56,943	(46,800)	288,408	(796,397)
Allocation of comprehensive income
To owners of the company	44,073	(47,213)	247,301	(796,831)
To non-controlling interest	12,870	413	41,107	434

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of cash flows For the quarters ended September 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	09/30/2023	09/30/2022
Operating activities
Profit (loss) for the period	192,549	(42,892)
Adjustments to profit (loss)
Depreciation and amortization	119,268	107,609
Result of equity interests in associates	30,597	13,954
Impairment losses on financial assets	1,157,140	818,523
Expenses with provisions	27,104	20,218
Income tax and social contribution	39,002	(115,374)
Provisions/ (reversals) for deferred assets	(20,646)	23,363
Other capital gains (losses)	(34,428)	(63,565)
Provision for performance income	(104,840)	(123,702)
Result of foreign exchange variation	(67,769)	(73,733)

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	663,906	(286,755)
Loans and advances to customers	(5,073,844)	(4,103,996)
Amounts due from financial institutions	784,612	(1,365,638)
Securities	443,693	(619,343)
Derivative financial assets	(9,389)	86,367
Non-current assets held for sale	(2,404)	(35,910)
Other assets	(424,299)	(119,103)
Increase/ (decrease) in:
Liabilities with financial institutions	1,511,348	2,008,000
Liabilities with customers	5,421,184	3,118,483
Securities issued	1,260,400	3,344,826
Derivative financial liabilities	(16,709)	(26,198)
Borrowing and onlending	50,394	8,048
Tax liabilities	130,813	26,197
Provisions	(49,513)	(13,846)
Other liabilities	112,545	(335,226)
Income tax paid	(180,795)	(47,305)
Net cash from operating activities	5,959,919	2,203,002

Cash flow from investing activities
Capital increase in subsidiary	11,564	—
Acquisition of investments, net of cash acquired	(14,426)	(545,983)
Acquisition of property and equipment	(12,974)	(33,940)
Proceeds from sale of property and equipment	—	1,516
Net acquisition of property and equipment from subsidiaries	—	610
Acquisition of intangible assets	(194,228)	(108,813)
Acquisition of financial assets at FVOCI	(15,747,029)	(7,306,475)
Proceeds from sale of financial assets at FVOCI	12,801,310	7,663,646
Acquisition of financial assets at FVTPL	(590,236)	(530,160)
Proceeds from sale of financial assets at FVTPL	730,119	99,393
Net cash used in investing activities	(3,015,900)	(760,206)

Cash flow from financing activities
Dividends and interest on shareholders' equity paid	(19,704)	—
Repurchase of treasury shares	(16,409)	—
Resources from non-controlling interest, including capital increase	(10,245)	(1,178,665)
Net cash from financing activities	(46,358)	(1,178,665)

(Decrease)/ Increase in cash and cash equivalents	2,897,661	264,131
Cash and cash equivalents at the beginning of the period	1,331,648	500,446
Effect of the exchange rate variation on cash and cash equivalents	67,769	73,733
Cash and cash equivalents at September 30	4,297,078	838,310

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of changes in equity For the quarters ended September 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

	Share capital	Reserves	Other comprehensive income	Retained earnings / accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance at January 1, 2022 - Inter & Co, Inc.	13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784
Profit (loss) for the three-month period	—	—	—	(43,326)	—	(43,326)	434	(42,892)
Proposed allocations:
Constitution/ reversion of reserves	—	(43,326)	—	43,326	—	—	—	—
Net change in fair value - financial assets at FVTOCI	—	—	(77,161)	—	—	(77,161)	—	(77,161)
Share-based payment transactions	—	—	—	—	—	—	—	—
Exchange rate change adjustment	—	—	(1,979)	—	—	(1,979)	—	(1,979)
Gains and losses - Hedge	—	—	(8,692)	—	—	(8,692)	—	(8,692)
Resources from non-controlling interest, including capital decrease	—	5,185,116	(665,673)	—	—	4,519,443	(5,698,108)	(1,178,665)
Balance at September 30, 2022 - Inter & Co, Inc.	13	7,870,186	(825,789)	—	—	7,044,410	95,985	7,140,395

Balance at January 1, 2023 - Inter & Co, Inc.	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit (loss) for the period	—	—	—	151,442	—	151,442	41,107	192,549
Proposed allocations:
Constitution/ reversion of reserves	—	151,442	—	(151,442)	—	—	—	—
Interest on equity / dividends	—	—	—	—	—	—	(19,704)	(19,704)
Exchange rate change adjustment	—	—	(8,468)	—	—	(8,468)	—	(8,468)
Gains and losses - Hedge	—	—	6,717	—	—	6,717	—	6,717
Net change in fair value - financial assets at FVOCI	—	—	97,589	—	—	97,589	—	97,589
Share-based payment transactions	—	(7,992)	—	—	7,992	—	—	—
Reflex reserve	—	37,094	—	—	—	37,094	—	37,094
(-) Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Others	—	—	21	—	—	21	(10,266)	(10,245)
Balance at September 30, 2023 - Inter & Co, Inc.	13	7,998,214	(729,442)	—	(8,417)	7,260,368	107,859	7,368,227

The notes are an integral part of these condensed consolidated interim financial statements.

Consolidated interim statements of added value For the quarters ended September 30, 2023 and 2022 (Amounts in thousands of Brazilian reais)

		Three-month period		Nine-month period
	Note	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Revenues		1,627,995	1,166,869	4,417,879	3,123,812
Interest income		1,588,955	1,135,266	4,467,569	3,041,576
Provision of services, net		315,509	217,029	828,985	599,293
Impairment losses on financial assets	30	(407,899)	(263,113)	(1,157,140)	(818,523)
Other revenues	29	131,430	77,687	278,465	301,466

Expenses		(770,398)	(579,678)	(2,135,375)	(1,381,490)
Interest	26	(770,398)	(579,678)	(2,135,375)	(1,381,490)

Input from third parties		(350,459)	(366,190)	(1,059,587)	(1,070,660)
Materials, energy and others		(66,823)	(78,694)	(195,359)	(308,371)
Third-party services		(70,414)	(73,945)	(201,122)	(146,032)
Telecommunications and data processing		(190,301)	(190,128)	(599,043)	(518,014)
Publicity and advertising		(22,921)	(23,423)	(64,063)	(98,243)

Gross added value		507,138	221,001	1,222,917	671,662

Deduction		(40,561)	(35,620)	(119,268)	(107,609)
Depreciation and amortization		(40,561)	(35,620)	(119,268)	(107,609)

Net added value produced by the company		466,577	185,381	1,103,649	564,053

Added value received in transfer		(4,071)	(3,892)	(30,597)	(13,954)
Income from equity interests in affiliates	14	(4,071)	(3,892)	(30,597)	(13,954)

Total added value to distribute		462,506	181,489	1,073,052	550,099

Distribution of added value		462,506	181,489	1,073,052	550,099
Personnel and tax		189,069	151,494	502,578	425,940
Remuneration		100,174	105,337	314,692	296,921
Benefits		82,648	39,492	168,988	110,018
FGTS		6,247	6,665	18,898	19,001
Taxes, contributions and fees		156,878	48,241	341,153	134,457
Federal		144,037	36,422	304,917	102,231
Municipal		12,307	11,196	35,006	30,900
State		534	623	1,230	1,326
Rent		12,398	11,349	36,772	32,594
Profit (losses) retained/reversed in the period		91,291	(30,008)	151,442	(43,326)
Non-controlling interest		12,870	413	41,107	434

The notes are an integral part of these condensed consolidated interim financial statements.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
Notes to the condensed consolidated interim financial statements
(Amounts in thousands of Brazilian reais)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter & Co, Inc. (“Inter & Co”), formerly Inter Platform Inc, is a Cayman Island exempted company with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter & Co, Inc. (the Company and, together with its consolidated subsidiaries, the “Group”) completed the first stage of its corporate reorganization (“Reorganization”) involving two new non-operating companies with no material assets, liabilities or contingencies: the Company, located in the Cayman Islands, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. In this first stage of reorganization, the Company and HoldFin have become the indirect and direct shareholders of Banco Inter S.A (“Inter” or “Banco Inter”), respectively, thus the ultimate shareholders of Inter and their voting and non-voting interest were the same before and after this corporate reorganization.
Inter & Co, Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are traded on the Nasdaq under the symbol “INTR” and its Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32”.
Banco Inter was a publicly held company with equity securities listed on B3 since April 2018. On June 23, 2022, Inter & Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter & Co became indirectly, through Inter Holding Financeira S.A. (“HoldFin”), the owner of all shares of Banco Inter S.A. Thus, the shareholders of Banco Inter became shareholders of Inter&Co or received cash out. However our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter & Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization historical values of Banco Inter’s consolidated assets and liabilities are reflected in these condensed consolidated interim financial statements, with no fair value adjustments. As a result, these audited condensed consolidated interim financial statements reflect:
•The financial position of Inter & Co, Inc. at September 30, 2023 and December 31, 2022.
•The recognition of non-controlling interest on June 23, 2022, relating to the transfer from non-controlling interest to equity of the Company, in which the shareholders of Banco Inter S.A. opted to exchange their shares or BDRs of Inter & Co, Inc. or opted to receive cash instead of shares or BDRs of the Company.
The Group provides financial and e-commerce services to more than 29.4 million customers. Functionalities are offered in the same digital ecosystem that includes a complete range of banking, investment, credit, insurance and cross-border services, in addition to a marketplace that brings together the best retailers in Brazil and the United States.
In January 2022, Inter&Co Payments, Inc. (formerly USEND or Pronto Money Transfer, Inc), a remittance platform and global provider of digital accounts, was acquired to accelerate the global expansion plan. As a result, global products were segmented into two categories: (i) Brazilian; and (ii) US residents. This new initiative contributes to the expansion of the app to the United States, offering a global account for Brazilian customers.
The operations are conducted within the context of the set of companies in the Group, working in the market in an integrated way.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
2.Basis for preparation
a.Compliance statement
The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).
These condensed consolidated interim financial statements have been prepared using the basis for preparation and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc. as of December 31, 2022, and therefore they are intended only to provide an update on the content of the latest financial statements and should be read together, as set forth in IAS 34.
The information of the notes that has not been significantly changed or that has not presented new disclosures in relation to December 31, 2022 has not been fully repeated in these condensed consolidated interim financial statements. However, information has been included to explain the main events and transactions occurred, allowing an understanding of the changes in the financial position and in the performance of the Group’s operations since the publication of the consolidated financial statements as of December 31, 2022.
These condensed consolidated interim financial statements were approved by the Board of Director’s meeting on November 06, 2023.
b.Functional and presentation currency
These condensed consolidated interim financial information are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these condensed consolidated interim financial statements, Management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively.
d.Judgments
The significant judgments made by management during the application of the Group’s accounting policies and the main sources of estimation uncertainty were materially the same as those described in the last annual financial statements.
3.Changes to significant accounting policies
New or revised accounting pronouncements adopted in 2023
The following new or revised standards have been issued by IASB, were effective for the period covered by these condensed consolidated interim financial statements, and had no material impact.
•Definition of Accounting Estimates – Amendments to IAS 8
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1
•Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12.
•Insurance Contracts – IFRS 17

Notes to the condensed consolidated interim financial statements As of September 30, 2023
4.Significant accounting policies
The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements of Inter & Co, Inc. for the year ended December 31, 2022, except for the changes in items a and b described below.
a.Basis for consolidation
Companies that Inter controls are classified as subsidiaries. The Company controls an entity when it is exposed to, or has rights to the variable returns arising from its involvement with the entity and has the ability to use its power over such entity to affect the amount of their returns.
The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.
The following table shows the subsidiaries in each period:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					09/30/2023	12/31/2022
Direct subsidiaries
Inter&Co Securities LLC	Holding Company	—	US$	USA	100.00%	100.00%
Inter&Co Participações Ltda.	Holding Company	1,500,000	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	—	EUR	Portugal	100.00%	100.00%
Inter US Holding, LLC (c)	Holding Company	50,000	US$	USA	100.00%	—
Inter Holding Financeira S.A.	Holding	401,159,540	BRL	Brasil	100.00%	100.00%

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					09/30/2023	12/31/2022
Indirect subsidiaries
Inter Holding Financeira S.A.	Holding Company	401,159,540	BRL	Brazil	100.00%	100.00%
Banco Inter S.A.	Multiple Bank	1,297,308,713	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda. (a)	TVM Distributor	25,000,000	BRL	Brazil	100.00%	98.30%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.00%	60.00%
Inter Marketplace Ltda.	Marketplace	5,000,000	BRL	Brazil	100.00%	100.00%
Inter Asset Holding S.A.	Asset management	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Titulos Fundo de Investimento	Investment Fund	489,302	BRL	Brazil	98.30%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	5,000,000	BRL	Brazil	86.46%	90.70%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	388,157,511	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	443,689,064	BRL	Brazil	100.00%	100.00%
IG 30 Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	144,796,772	BRL	Brazil	100.00%	—%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	6,147	BRL	Brazil	86.80%	—%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	16,000,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	30,680	BRL	Brazil	70.00%	70.00%
Inter Café Ltda.	Provision of services	10,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	10,000	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	1,000	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda. (b)	Provision of services	33,533,805	BRL	Brazil	100.00%	—
Inter US Management LLC (c)	Provision of services	100,000	US$	USA	100.00%	—
Inter US Finance LLC (c)	Provision of services	100,000	US$	USA	100.00%	—

(a)    On February 15, 2023, Banco Inter S.A. completed the acquisition of the remaining shares of its subsidiary "Inter Distribuidora de Títulos e Valores Mobiliários Ltda", acquiring the remaining 416,667 shares at nominal value of R$1.00 each, fully subscribed and paid up.
(b)    On April 1, 2023, the partial spin-off of the investment held in Inter Marketplace Ltda. to a new company, forming Inter Conectividade Ltda., which was later incorporated by Inter Marketplace Ltda.
(c)    Inter US Holding, Inc.” (formerly known as Inter Mortgage Holding, Inc.), Inter US Finance, LLC (formerly known as YellowFi Mortgage, LLC), and Inter US Management, LLC (formerly known as YellowFI Management, LLC), had their corporate name updated on April 26, 2023.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
Non-controlling interest
The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity. The company owns 50% or more of the voting capital of all indirect subsidiaries.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.
b.    Business combination
Business combinations are recorded using the acquisition method when the set of acquired activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set of assets and activities includes at least one input and one substantive process that together contribute significantly to the ability to generate outputs.
Inter has the option to apply a "concentration test" that allows for a simplified assessment of whether a set of acquired activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising on the transaction is tested annually for impairment. Gains on an bargain purchase are recognized immediately in the income statement. Transaction costs are recorded in the income statement as incurred, except for costs related to the issue of debt or equity instruments. The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.
Any contingent consideration payable is measured at its acquisition-date fair value. If the contingent consideration is classified as an equity instrument, then it is not remeasured and settlement is recorded within equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the income statement.
Inter US Finance, LLC and Inter US Management, LLC
On January 24, 2023, through the holding company "Inter Mortgage Holding, Inc.," (formerly known as Inter Mortgage Holding, Inc.), 100% of the share capital of Inter US Finance LLC (formerly known as YellowFi Mortgage, LLC) and Inter US Management LLC were acquired (formerly known as YellowFi Management, LLC).
Inter US Finance, LLC, is a company based is a US-based mortgage company with operations in Florida, Georgia, and Colorado, providing real estate-focused credit. The company holds licenses in all three operating states and obtains funding from investors. The business specializes in originating and distributing mortgages, enabling the development of other loan portfolios in the US. With this acquisition, Inter & Co customers will have access to a wider range of financial services.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
i.    Consideration transferred
The following table summarizes the amounts of consideration transferred:

In thousands of Brazilian reais	Inter US Finance, LLC	Inter US Management, LLC
Cash	1,990	939
Share based compensation	—	388
Total consideration transferred	1,990	1,327
Identifiable assets acquired, liabilities assumed and goodwill
The book value of identifiable assets and liabilities of Inter US Finance, LLC and Inter US Management, LLC. at the acquisition date is as follows:

In thousands of Brazilian reais	Inter US Finance, LLC	Inter US Management, LLC
Assets	879	238
Cash and cash equivalents	860	3
Other assets	19	235
Liabilities	(807)	(25)
Borrowing and onlending	(807)	—
Other liabilities	—	(25)
Total net identifiable assets at fair value	72	213
Goodwill on acquisition (a)	1,918	1,114
Total consideration transferred	1,990	1,327

(a)Inter contracted an independent valuation service to develop a study on the allocation of the purchase price (“PPA”) of the identifiable assets acquired, liabilities assumed and goodwill. However, as of the date of this quarterly publication of financial information, the study is still in the preparation phase. The preliminary goodwill resulting from the acquisition of Inter US Finance, LLC and Inter US Management, LLC is R$1,918 and R$1,114, respectively. This amount represents the future economic benefits arising from the synergies generated by our expansion in US operations and by offering a broader range of financial services to our customers. Although the PPA study is not yet complete, we believe that the preliminary goodwill amounts are fair and substantially reflect the growth potential of our US business. We will continue to carefully evaluate the purchase price allocation and provide timely updates on any material changes to our financial statements.
ii.    Acquisition costs
Inter incurred acquisition-related costs of R$362 on attorney’s fees and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable.
a.Banking & Spending
This segment comprises a wide range of banking products and services, such as checking accounts, debit and credit cards, deposits, loans, advances to customers, debt collection services and other services, which are available to the customers primarily by means of Inter’s mobile application. The segment also comprises foreign exchange services and money remittances between countries, including the Global Account digital solution, including investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop & Commerce Plus
This segment includes sales of goods and/or services with partner companies through our digital platform. The segment income comprises basically commissions received for sales and/or for the rendering of these services.
e. Others
Include eliminations between the aforementioned groups and the following companies: (i) Inter US Management; (ii) Inter US Finance; (iii) IM Design; (iv) Holding Fin; and (v) Inter&Co Inc.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
Segment information

	09/30/2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Others	Consolidated
Interest income	3,257,024	14,857	—	25,217	(26,131)	3,270,967
Interest expenses	(2,131,885)	(28,381)	—	—	24,891	(2,135,375)
Income from securities and derivatives	1,142,562	33,045	1,513	23,849	(4,367)	1,196,602
Net interest income	2,267,701	19,521	1,513	49,066	(5,607)	2,332,193

Revenues from services and commissions	643,107	66,496	87,090	125,969	5,995	928,657
Expenses from services and commissions	(99,496)	(155)	—	(2)	(19)	(99,672)
Other revenues	326,484	12,694	37,349	21,986	(120,048)	278,465
Revenues	3,137,796	98,556	125,952	197,019	(119,679)	3,439,643

Impairment losses on financial assets	(1,151,127)	—	—	(6,013)	—	(1,157,140)
Net result of losses	1,986,669	98,556	125,952	191,006	(119,679)	2,282,504

Other administrative expenses	(956,943)	(51,138)	(33,610)	(44,364)	(10,305)	(1,096,360)
Personnel expenses	(469,772)	(49,314)	(13,238)	(26,700)	(10,298)	(569,322)
Tax expenses	(176,365)	(8,305)	(11,596)	(25,468)	(13,672)	(235,406)
Depreciation and amortization	(108,752)	(3,012)	(626)	(6,732)	(146)	(119,268)
Income from equity interests in associates	(30,597)	—	—	—	—	(30,597)
Profit / (loss) before income tax	244,240	(13,213)	66,882	87,742	(154,100)	231,550

Income tax	14,746	7,194	(22,723)	(36,202)	(2,017)	(39,002)

Profit / (loss) for the period	258,986	(6,019)	44,159	51,540	(156,117)	192,549

Total assets	54,572,478	639,017	193,302	439,042	(764,999)	55,078,840
Total liabilities	47,664,585	401,384	93,542	194,260	(643,158)	47,710,613
Total equity	6,907,893	237,633	99,760	244,782	(121,841)	7,368,227

Notes to the condensed consolidated interim financial statements As of September 30, 2023

	09/30/2022
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Others	Consolidated
Interest income	1,940,819	3,101	25	4	(12,134)	1,931,815
Interest expenses	(1,327,920)	(12,181)	(67)	—	(41,322)	(1,381,490)
Income from securities and derivatives	1,181,401	18,103	977	10,108	(100,828)	1,109,761
Net interest income	1,794,300	9,023	935	10,112	(154,284)	1,660,086

Revenues from services and commissions	342,265	70,945	56,424	218,661	5,301	693,596
Expenses from services and commissions	(95,871)	—	—	(4)	1,572	(94,303)
Other revenues	379,648	21,670	38,394	43,106	(181,352)	301,466
Revenues	2,420,342	101,638	95,753	271,875	(328,763)	2,560,845

Impairment losses on financial assets	(819,378)	855	—	—	—	(818,523)
Net result of losses	1,600,964	102,493	95,753	271,875	(328,763)	1,742,322

Other administrative expenses	(1,045,286)	(29,067)	(6,659)	(20,423)	(3,935)	(1,105,370)
Personnel expenses	(458,927)	(11,766)	(5,542)	(13,678)	(3,905)	(493,818)
Tax expenses	(130,450)	(7,081)	(10,018)	(31,722)	(566)	(179,837)
Depreciation and amortization	(101,857)	(2,041)	(447)	(3,176)	(88)	(107,609)
Income from equity interests in associates	(13,954)	—	—	—	—	(13,954)
Profit / (loss) before income tax	(149,510)	52,538	73,087	202,876	(337,257)	(158,266)

Income tax	191,091	(17,116)	(24,615)	(47,434)	13,448	115,374

Profit / (loss) for the period	41,581	35,422	48,472	155,442	(323,809)	(42,892)

Total assets	47,516,376	464,654	148,411	490,752	(2,277,093)	46,343,100
Total liabilities	39,356,904	380,246	93,001	183,568	(759,723)	39,253,996
Total equity	8,159,472	84,408	55,410	307,184	(1,517,370)	7,089,104

Notes to the condensed consolidated interim financial statements As of September 30, 2023
6.Financial risk management
Risk management at Inter includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by Inter&co, Inc., involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined policies and standards;
•Decisions at various hierarchical levels; and
•Statutory and non-statutory committees.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms, the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history, credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations for costing, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
Guarantees of real estate loans and financing
The tables below present the amount of loans and financing secured by property, broken down by loan-to-value. The loan-to-value is calculated by the ratio between the gross value of the exposure and the value of the guarantee. Gross amounts exclude any provision for impairment:

	09/30/2023	12/31/2022
Lower than 30%	761,440	693,322
31 - 50%	1,822,041	1,689,190
51 - 70%	2,750,187	2,308,020
71 - 90%	2,143,947	1,503,703
Higher than 90%	50,195	57,577
	7,527,810	6,251,812
b.Liquidity risk
Liquidity risk is the possibility of the Group not being able to meet its expected or unexpected financial obligations efficiently, including those obligations arising from guarantees provided or even unexpected customer redemptions. Thus, liquidity risks also include the possibility that Inter is unable to negotiate the sale of assets at market prices and, in turn, incur additional losses. There were no material changes in the nature of liquidity risk exposures as of September 30, 2023.

c.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter’s financial assets and liabilities by contractual term:

	09/30/2023
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	4,297,078	—	—	4,297,078
Amounts due from financial institutions	9	3,474,244	—	—	3,474,244
Compulsory deposits at Central Bank of Brazil		2,190,872	—	—	2,190,872
Securities	10	478,410	172,499	14,257,388	14,908,297
Derivative financial assets	11	9,389	—	—	9,389
Loans and advances to customers	12.e	6,965,993	6,910,440	13,167,168	27,043,601
Other assets	17	—	—	107,977	107,977
Total		17,415,986	7,082,939	27,532,533	52,031,458

Financial liabilities
Liabilities with financial and similar institutions	18	9,418,245	—	—	9,418,245
Liabilities with customers	19	14,488,579	2,221,181	12,354,228	29,063,988
Securities issued	20	1,260,814	2,447,535	3,754,216	7,462,565
Derivative financial liabilities	11	7,466	5,416	8,177	21,059
Borrowing and onlending	21	10,945	58,025	18,679	87,649
Total		25,186,049	4,732,157	16,135,300	46,053,506

Notes to the condensed consolidated interim financial statements As of September 30, 2023

	12/31/2022
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	1,331,648	—	—	1,331,648
Amounts due from financial institutions	9	4,258,856	—	—	4,258,856
Compulsory deposits at Central Bank of Brazil		2,854,778	—	—	2,854,778
Securities	10	666,788	272,489	11,509,288	12,448,565
Loans and advances to customers	12.e	6,199,963	5,916,020	10,582,345	22,698,328
Other assets	17	—	—	87,318	87,318
Total		15,312,033	6,188,509	22,178,951	43,679,493

Financial liabilities
Liabilities with financial and similar institutions	18	7,906,897	—	—	7,906,897
Liabilities with customers	19	14,873,030	849,420	7,920,354	23,642,804
Securities issued	20	1,149,070	421,032	4,632,063	6,202,165
Derivative financial instruments	11	—	—	37,768	37,768
Borrowing and onlending	21	4,987	4,138	27,323	36,448
Total		23,933,984	1,274,590	12,617,508	37,826,082

d.Financial assets and liabilities using a current/non-current classification
The following table represents the Group's financial assets and liabilities, segregated into current and non-current, taking into account their contractual maturity at the date of the condensed consolidated interim financial information:

		09/30/2023
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	4,297,078	—	4,297,078
Amounts due from financial institutions	9	3,474,244	—	3,474,244
Compulsory deposits at Central Bank of Brazil		2,190,872	—	2,190,872
Securities	10	650,909	14,257,388	14,908,297
Derivative financial assets	11	9,389	—	9,389
Loans and advances to customers, net of provisions for expected loss	12	12,277,314	13,019,306	25,296,620
Other assets	17	—	107,977	107,977
Total		22,899,806	27,384,671	50,284,477

Liabilities
Liabilities with financial institutions	18	9,418,245	—	9,418,245
Liabilities with customers	19	16,709,760	12,354,228	29,063,988
Securities issued	20	3,708,349	3,754,216	7,462,565
Derivative financial liabilities	11	12,882	8,177	21,059
Borrowing and onlending	21	68,970	18,679	87,649
Total		29,918,206	16,135,300	46,053,506

Notes to the condensed consolidated interim financial statements As of September 30, 2023

		12/31/2022
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	1,331,648	—	1,331,648
Amounts due from financial institutions	9	4,258,856	—	4,258,856
Compulsory deposits at Central Bank of Brazil		2,854,778	—	2,854,778
Securities	10	939,277	11,509,288	12,448,565
Loans and advances to customers, net of provisions for expected loss	12	11,159,852	10,220,064	21,379,916
Other assets	17	—	87,318	87,318
Total		20,544,411	21,816,670	42,361,081

Liabilities
Liabilities with financial institutions	18	7,906,897	—	7,906,897
Liabilities with customers	19	15,722,450	7,920,354	23,642,804
Securities issued	20	1,570,102	4,632,063	6,202,165
Derivative financial liabilities	11	—	37,768	37,768
Borrowing and onlending	21	9,126	27,322	36,448
Total		25,208,575	12,617,507	37,826,082

e.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
At Inter&Co, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee. Market risk controls allow the analytical assessment of information and are in a constant process of improvements. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity
In line with market practices, Inter&Co manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of twenty one days.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
We present below the 21-day VaR of the trading book:

R$ thousand	09/30/2023	12/31/2022
Risk factor
Price index coupons	4,827	4,133
Pre fixed interest rate	40	541
Foreign currency coupons	93	883
Foreign currencies	4,298	624
Share price	—	528
Subtotal	9,258	6,709

Diversification effects (correlation)	3,076	1,958
Value-at-Risk	6,182	4,751
The VaR of the banking book:

R$ thousand	09/30/2023	12/31/2022
Risk factor
Price index coupons	496,644	234,172
Interest rate coupons	41,287	77,448
Pre fixed interest rate	21,717	55,003
Others	13,697	1,398
Subtotal	573,345	368,021

Diversification effects (correlation)	53,467	30,767
Value-at-Risk	519,878	337,254
f.Sensitivity analysis
To determine the sensitivity of the positions to market movements, a sensitivity analysis was carried out in different scenarios, considering the relevant risk factors.
•Scenario I: Parallel shocks of 1 basis point in the coupon rates of the price index, dollar coupon, interest rate and fixed rate, considering the worst losses resulting by risk factor and, consequently, not considering the correlation between the macroeconomic variables .
•Scenario II: 25% shock on the price index coupon, dollar coupon, interest rate and prefixed rate, considering the worst resulting losses per risk factor and, consequently, not considering the correlation between macroeconomic variables
•Scenario III: 50% shock on price index, dollar coupon, interest rate and fixed rate coupon rates, considering the worst resulting losses by risk factor and, consequently, not considering the correlation between macroeconomic variables.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
The table below shows the results of the above scenarios:

Exposures - R$ thousand
Banking and Trading book	Scenarios					09/30/2023
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(4,046)	increase	(512,831)	increase	(955,548)
IGP-M coupon	increase	(17)	increase	(2,003)	increase	(3,848)
Pre-fixed rate	increase	(1,671)	increase	(439,281)	increase	(837,480)
TR coupon	increase	(900)	increase	(193,964)	increase	(343,490)
Others	decrease	(5)	decrease	(489)	decrease	(988)

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2022
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(3,085)	increase	(421,495)	increase	(784,028)
IGP-M coupon	increase	(21)	increase	(2,949)	increase	(5,542)
Pre-fixed rate	increase	(470)	increase	(162,809)	increase	(338,073)
TR coupon	increase	(850)	increase	(188,954)	increase	(334,415)
g.Operational risk
Operational risk is defined as the possibility of losses resulting from failure, deficiency or inadequacy of any internal processes involving people, systems or from external and unexpected events. This definition includes possible losses from fraud, labor risk, as well as legal risks associated with regulatory or even contractual aspects. In line with best governance practices, Inter has an area dedicated to managing and monitoring operational risk, with defined policies and controls implemented according to the nature and complexity of the products, services and activities.
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•Level I – instruments with prices traded in the active market;
•Level II – using financial valuation techniques, weighing data and market variables; and
•Level III – uses meaningful variables that are not based on market data.
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities, when the carrying amount is a reasonable approximation of the fair value.

Notes to the condensed consolidated interim financial statements As of September 30, 2023

	Book value				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
As of September 30, 2023
Financial assets
Cash and cash equivalents	—	—	4,297,078	4,297,078	—	—	—	—
Amounts due from financial institutions	—	—	3,474,244	3,474,244	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,190,872	2,190,872	—	—	—	—
Securities	1,069,515	12,704,526	1,134,256	14,908,297	12,228,668	1,545,373	—	13,774,041
Fair value through other comprehensive income - FVOCI	—	12,704,526	—	12,704,526	11,807,593	896,933	—	12,704,526
Financial treasury bills (LFT)	—	7,583,071	—	7,583,071	7,583,071	—	—	7,583,071
National treasury bills (LTN)	—	449,351	—	449,351	449,351	—	—	449,351
National treasury notes (NTN)	—	3,775,171	—	3,775,171	3,775,171	—	—	3,775,171
Debentures	—	552,899	—	552,899	—	552,899	—	552,899
Certificates of real estate receivables	—	148,403	—	148,403	—	148,403	—	148,403
Financial bills	—	14,989	—	14,989	—	14,989	—	14,989
Commercial promissory notes	—	180,642	—	180,642	—	180,642	—	180,642
Fair value through profit or loss - FVTPL	1,069,515	—	—	1,069,515	421,075	648,440	—	1,069,515
Financial treasury bills (LFT)	414,967	—	—	414,967	414,967	—	—	414,967
Investment fund quotas	359,244	—	—	359,244	5,516	353,728	—	359,244
Certificates of real estate receivables	59,217	—	—	59,217	—	59,217	—	59,217
Certificates of agricultural receivables	70,316	—	—	70,316	—	70,316	—	70,316
Debentures	119,670	—	—	119,670	—	119,670	—	119,670
Financial bills	—	—	—	—	—	—	—	—
Bank deposit certificates	22,191	—	—	22,191	—	22,191	—	22,191
Commercial promissory notes	3,278	—	—	3,278	—	3,278	—	3,278
Agribusiness credit bills (LCA)	15,892	—	—	15,892	—	15,892	—	15,892
Real estate credit bills (LCI)	4,309	—	—	4,309	161	4,148	—	4,309
Others	431	—	—	431	431	—	—	431
Amortized cost	—	—	1,134,256	1,134,256	—	—	—	—
Debentures	—	—	45,916	45,916	—	—	—	—
National treasury notes (NTN)	—	—	658,012	658,012	—	—	—	—
Rural product bill	—	—	430,328	430,328	—	—	—	—
Derivative financial assets	—	—	9,389	9,389	—	—	—	—
Loans and advances to customers, net of provisions for expected loss	—	—	25,296,620	25,296,620	—	—	—	—
Other assets	107,977	—	—	107,977	—	—	107,977	107,977
Total	1,177,492	12,704,526	36,402,459	50,284,477	12,228,668	1,545,373	107,977	13,882,018
Financial liabilities
Liabilities with financial institutions	—	—	9,418,245	9,418,245	—	—	—	—
Liabilities with customers	—	—	29,063,988	29,063,988	—	—	—	—
Securities issued	—	—	7,462,565	7,462,565	—	—	—	—
Derivative financial liabilities	21,059	—	—	21,059	—	21,059	—	21,059
Borrowing and onlending	—	—	87,649	87,649	—	—	—	—
Total	21,059	—	46,032,447	46,053,506	—	21,059	—	21,059

(*)    The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the condensed consolidated interim financial statements As of September 30, 2023

	Book value				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
As of December 31, 2022
Financial assets
Cash and cash equivalents	—	—	1,331,648	1,331,648	—	—	—	—
Amounts due from financial institutions	—	—	4,258,856	4,258,856	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,854,778	2,854,778	—	—	—	—
Securities	1,458,664	9,699,546	1,290,355	12,448,565	9,545,890	1,612,320	—	11,158,210
Fair value through other comprehensive income - FVOCI	—	9,699,546	—	9,699,546	9,112,343	587,203	—	9,699,546
Financial treasury bills (LFT)	—	4,652,445	—	4,652,445	4,652,445	—	—	4,652,445
National treasury bills (LTN)	—	589,496	—	589,496	589,496	—	—	589,496
National treasury notes (NTN)	—	3,541,780	—	3,541,780	3,541,780	—	—	3,541,780
Debentures	—	684,153	—	684,153	328,622	355,531	—	684,153
Certificates of real estate receivables	—	203,350	—	203,350	—	203,350	—	203,350
Financial bills	—	5,771	—	5,771	—	5,771	—	5,771
Commercial promissory notes	—	22,551	—	22,551	—	22,551	—	22,551
Fair value through profit or loss - FVTPL	1,458,664	—	—	1,458,664	433,547	1,025,117	—	1,458,664
Financial treasury bills (LFT)	37,131	—	—	37,131	37,131	—	—	37,131
Investment fund quotas	529,903	—	—	529,903	341,185	188,718	—	529,903
Certificates of real estate receivables	44,453	—	—	44,453	—	44,453	—	44,453
Certificates of agricultural receivables	237,750	—	—	237,750	—	237,750	—	237,750
Debentures	435,755	—	—	435,755	51,099	384,656	—	435,755
Financial bills	101,467	—	—	101,467	—	101,467	—	101,467
Bank deposit certificates	44,638	—	—	44,638	3,523	41,115	—	44,638
Commercial promissory notes	5,157	—	—	5,157	—	5,157	—	5,157
Agribusiness credit bills (LCA)	20,413	—	—	20,413	—	20,413	—	20,413
Real estate credit bills (LCI)	1,613	—	—	1,613	225	1,388	—	1,613
Others	384	—	—	384	384	—	—	384
Amortized cost	—	—	1,290,355	1,290,355	—	—	—	—
Debentures	—	—	112,914	112,914	—	—	—	—
National treasury notes (NTN)	—	—	645,373	645,373	—	—	—	—
Rural product bill	—	—	532,068	532,068	—	—	—	—
Loans and advances to customers, net of provisions for expected loss	—	—	21,379,916	21,379,916	—	—	—	—
Other assets	87,318	—	—	87,318	—	—	87,318	87,318
Total	1,545,982	9,699,546	31,115,553	42,361,081	9,545,890	1,612,320	87,318	11,245,528
Financial liabilities
Liabilities with financial institutions	—	—	7,906,897	7,906,897	—	—	—	—
Liabilities with customers	—	—	23,642,804	23,642,804	—	—	—	—
Securities issued	—	—	6,202,165	6,202,165	—	—	—	—
Derivative financial liabilities	37,768	—	—	37,768	—	37,768	—	37,768
Borrowing and onlending	—	—	36,448	36,448	—	—	—	—
Total	37,768	—	37,788,314	37,826,082	—	37,768	—	37,768

(*)    The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration based on Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
The methodology used for the measurement of financial assets and liabilities classified as “Level II” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.
During the period ended September 30, 2023 and December 31, 2022, there were no changes in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	09/30/2023	12/31/2022
Cash and cash equivalents in national currency	558,278	388,622
Cash and cash equivalents in foreign currency	570,838	223,528
Reverse repurchase agreements (a)	3,167,962	719,498
Total	4,297,078	1,331,648

(a)    Refers to operations (substantially interbank deposit investments) whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions
a.Breakdown of amounts due from financial institutions:

	09/30/2023	12/31/2022
Interbank deposit investments	2,126,047	2,383,526
Interbank onlending	134,486	31,805
Loans to financial institutions	1,215,142	1,845,665
Expected loss	(1,431)	(2,140)
Total	3,474,244	4,258,856
10.Securities
a.Breakdown of securities:

	09/30/2023	12/31/2022
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	7,583,071	4,652,445
National treasury notes (NTN)	3,775,171	3,541,780
Debentures	552,899	684,153
National treasury bills (LTN)	449,351	589,496
Commercial promissory notes	180,642	22,551
Certificates of real estate receivables	148,403	203,350
Certificates of agricultural receivables	14,989	—
Financial bills	—	5,771
Subtotal	12,704,526	9,699,546

Notes to the condensed consolidated interim financial statements As of September 30, 2023

	09/30/2023	12/31/2022
Amortized cost
National treasury notes (NTN)	658,012	645,373
Rural product bill	430,328	532,068
Debentures	45,916	112,914
Subtotal	1,134,256	1,290,355

Fair value through profit or loss - FVTPL
Financial treasury bills (LFT)	414,967	37,131
Investment fund quotas	359,244	529,903
Debentures	119,670	435,755
Certificates of agricultural receivables	70,316	237,750
Certificates of real estate receivables	59,217	44,453
Bank deposit certificates	22,191	44,638
Agribusiness credit bills (LCA)	15,892	20,413
Real estate credit bills (LCI)	4,309	1,613
Commercial promissory notes	3,278	5,157
National treasury notes (NTN)	431	384
Financial bills	—	101,467
Subtotal	1,069,515	1,458,664

Total	14,908,297	12,448,565
b.Breakdown of the carrying amount of securities by maturity, net of losses

	09/30/2023						12/31/2022
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance	Accounting balance
Fair value through other comprehensive income - FVOCI	4,965	3,892	1,088,576	4,132,727	7,474,366	12,704,526	9,699,546
Financial treasury bills (LFT)	—	—	432,322	2,415,725	4,735,024	7,583,071	4,652,445
National treasury notes (NTN)	—	—	177,934	1,227,104	2,370,133	3,775,171	3,541,780
Debentures	4,965	3,892	63,175	249,490	231,377	552,899	684,153
National treasury bills (LTN)	—	—	261,622	187,729	—	449,351	589,496
Commercial promissory notes	—	—	153,523	27,119	—	180,642	22,551
Certificates of real estate receivables	—	—	—	10,571	137,832	148,403	203,350
Certificates of agricultural receivables	—	—	—	14,989	—	14,989	—
Financial bills	—	—	—	—	—	—	5,771

Amortized cost	110,766	136,594	202,382	16,221	668,293	1,134,256	1,290,355
National treasury notes (NTN)	—	—	—	—	658,012	658,012	645,373
Rural product bill	110,766	111,871	181,189	16,221	10,281	430,328	532,068
Debentures	—	24,723	21,193	—	—	45,916	112,914

Fair value through profit or loss - FVTPL	362,679	32,013	370,646	180,018	124,159	1,069,515	1,458,664
Financial treasury bills (LFT)	—	14,068	307,862	84,982	8,055	414,967	37,131
Investment fund quotas	359,244	—	—	—	—	359,244	529,903
Debentures	1,376	11,432	25,485	31,270	50,107	119,670	435,755
Certificates of agricultural receivables	26	11	2,465	42,465	25,349	70,316	237,750
Certificates of real estate receivables	17	23	7,072	11,945	40,160	59,217	44,453
Bank deposit certificates	1,367	3,457	12,189	5,123	55	22,191	44,638
Agribusiness credit bills (LCA)	294	2,384	9,967	3,245	2	15,892	20,413
Real estate credit bills (LCI)	355	638	2,328	988	—	4,309	1,613
Commercial promissory notes	—	—	3,278	—	—	3,278	5,157
National treasury notes (NTN)	—	—	—	—	431	431	384
Financial bills	—	—	—	—	—	—	101,467
Total	478,410	172,499	1,661,604	4,328,966	8,266,818	14,908,297	12,448,565

Notes to the condensed consolidated interim financial statements As of September 30, 2023
11.Derivative financial instruments
Inter engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, and terms derivatives.
a.Derivative financial instruments – adjustment to market value by maturity

	Notional	Fair value	Up to 3 months		3 months to 1 year	1 year to 3 years	Above 3 years	09/30/2023	12/31/2022
Assets
Forward derivatives	16,833	9,389	7,499		1,890	—	—	9,389	—
Total assets	16,833	9,389	7,499		1,890	—	—	9,389	—

Liabilities
Swap derivatives	52,000	(17,395)	(3,969)		(5,248)	(8,177)	—	(17,394)	(37,502)
Forward derivatives	16,703	(3,664)	(3,497)		(168)	—	—	(3,665)	(266)
Future derivatives	5,349,550	—	—		—	—	—	—	—
Total liabilities	5,418,253	(21,059)	(7,466)	—	(5,416)	(8,177)	—	(21,059)	(37,768)

Net effect	5,435,086	(11,670)	33		(3,526)	(8,177)	—	(11,670)	(37,768)
b.Forward, future and swap contracts – notional value

Below is the reference value of all derivatives by maturity:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	09/30/2023	12/31/2022
Long position	15,651	5,887	—	—	21,538	10,314
Forward derivatives	15,651	5,887	—	—	21,538	—
Future derivatives	—	—	—	—	—	10,314

Short position	699,646	972,771	1,754,628	1,986,503	5,413,548	681,478
Swap derivatives	11,500	16,000	24,500	—	52,000	78,000
Forward derivatives	9,895	2,103	—	—	11,998	—
Future derivatives	678,251	954,668	1,730,128	1,986,503	5,349,550	603,478
Total	715,297	978,658	1,754,628	1,986,503	5,435,086	691,792
The reference values of these operations are recorded in memorandum accounts.
Swap derivatives: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of September 30, 2023, Inter had swap contracts active in CDI and liabilities in IGP-M, registered at B3, with deposit of guarantee margin and recognized at their fair value in income for the period.
Forward derivatives: Forward derivatives were carried out both to mitigate the market risks arising from Inter's exposure and to meet specific customer demands. Forward derivatives consider the purchase or sale of a certain asset based on a previously agreed price, with settlement at a future date.
Futures derivatives: Futures derivatives were entered into with the aim of mitigating (i) the risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) the risks arising from the mismatch of interest rates on asset positions and funding rates.
Transactions involving derivative financial instruments (futures, currency forwards and swaps) are held in custody at B3 S.A.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
c.Accounting hedge - market value

	09/30/2023	12/31/2022
Hedge instruments	3,832,167	133,789
Future DI (a)	2,924,261	—
IPCA (c)	594.634
Future dollar (b)	225,342	—
Swap (c)	87,930	133,789

Hedge object	3,879,275	132,981
Loans (a)	2,917,451	—
Investment abroad (b)	279,700	—
Real estate loans (c)	682,124	132,981

(a) Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b) Used to protect investments in subsidiaries abroad.
(c) Refers to the real estate loan portfolio
12.Loans and advances to customers
a.Breakdown of balance

	09/30/2023		12/31/2022
Credit card	8,650,139	31.99%	6,870,564	30.27%
Real estate loans	7,527,810	27.84%	6,251,812	27.54%
Personal loans	6,663,058	24.64%	5,463,783	24.07%
Business loans	3,438,526	12.71%	3,392,500	14.95%
Agribusiness loans	764,068	2.82%	719,669	3.17%
Total	27,043,601	100.00%	22,698,328	100.00%

Provision for expected loss (a)	(1,746,981)		(1,318,412)

Net balance	25,296,620		21,379,916
(a) Includes provision for expected losses on loan commitment operations.
b.Concentration of the portfolio

	09/30/2023		12/31/2022
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	301,360	1.11%	344,660	1.52%
10 largest debtors	1,249,598	4.62%	1,431,237	6.31%
20 largest debtors	1,774,703	6.56%	1,980,249	8.72%
50 largest debtors	2,725,247	10.08%	2,734,599	12.05%
100 largest debtors	3,609,197	13.35%	3,758,241	16.56%

Notes to the condensed consolidated interim financial statements As of September 30, 2023
c.Breakdown by maturity

	09/30/2023	12/31/2022
Overdue by 1 day or more	3,272,155	2,817,985
To fall due in up to 3 months	3,693,838	3,381,978
To fall due between 3 to 12 months	6,910,440	5,916,020
To fall due in more than 12 months	13,167,168	10,582,345
Total	27,043,601	22,698,328
d.Concentration by economic sector

	09/30/2023	12/31/2022
Financial activities	1,715,974	2,427,341
Construction	1,699,388	1,392,607
Industries	1,307,863	1,359,184
Administrative activities	1,250,998	893,914
Trade	1,201,380	1,041,875
Agriculture	134,652	178,403
Other segments	1,380,087	1,781,575
Business clients	8,690,342	9,074,899
Individual clients	18,353,259	13,623,429
Total	27,043,601	22,698,328

Notes to the condensed consolidated interim financial statements As of September 30, 2023
e.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 09/30/2023	Ending balance at 12/31/2022
Credit card	5,893,995	(742,022)	(172)	66,526	82	(2,434,809)	—	4,551,359	7,334,959	5,893,995
Real estate loans	5,843,066	(991,857)	(254)	575,345	63,552	(514,602)	—	1,957,676	6,932,926	5,843,066
Personal loans	4,941,344	(211,050)	—	36,963	1,750	(557,608)	—	1,801,187	6,012,586	4,941,344
Business loans	3,378,982	(44,973)	—	23,158	—	(5,847,002)	—	5,907,390	3,417,555	3,378,982
Agribusiness loans	718,115	(5,191)	—	—	—	(399,314)	—	447,100	760,710	718,115
Total	20,775,502	(1,995,093)	(426)	701,992	65,384	(9,753,335)	—	14,664,712	24,458,736	20,775,502

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 09/30/2023	Ending balance at 12/31/2022
Credit card	335,422	(66,526)	(1,130,714)	742,022	—	(988,714)	—	1,537,806	429,296	335,422
Real estate loans	280,633	(575,345)	(357,015)	991,857	173,535	(34,350)	—	(12,358)	466,957	280,633
Personal loans	290,510	(36,963)	(285,709)	211,050	7,736	(171,955)	—	338,448	353,117	290,510
Business loans	10,476	(23,158)	(22,797)	44,973	347	(1,725)	—	(1,727)	6,389	10,476
Agribusiness loans	—	—	—	5,191	—	(1,712)	—	(121)	3,358	—
Total	917,041	(701,992)	(1,796,235)	1,995,093	181,618	(1,198,456)	—	1,862,048	1,259,117	917,041

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 09/30/2023	Ending balance at 12/31/2022
Credit card	641,147	(82)	—	172	1,130,714	(250,876)	(655,521)	20,330	885,884	641,147
Real estate loans	128,113	(63,552)	(173,535)	254	357,015	(98,849)	(18,318)	(3,201)	127,927	128,113
Personal loans	231,929	(1,750)	(7,736)	—	285,709	(90,515)	(134,966)	14,684	297,355	231,929
Business loans	3,042	—	(347)	—	22,797	(809)	(2,726)	(7,375)	14,582	3,042
Agribusiness loans	1,554	—	—	—	—	—	(1,554)	—	—	1,554
Total	1,005,785	(65,384)	(181,618)	426	1,796,235	(441,049)	(813,085)	24,438	1,325,748	1,005,785

Consolidated					Opening balance at 01/01/2023	Settled contracts	Write-off for loss	Origination / (Receipt)	Ending balance at 09/30/2023	Ending balance at 12/31/2022
Credit card					6,870,564	(3,674,399)	(655,521)	6,109,495	8,650,139	6,870,564
Real estate loans					6,251,812	(647,801)	(18,318)	1,942,117	7,527,810	6,251,812
Personal loans					5,463,783	(820,078)	(134,966)	2,154,319	6,663,058	5,463,783
Business loans					3,392,500	(5,849,536)	(2,726)	5,898,288	3,438,526	3,392,500
Agribusiness loans					719,669	(401,026)	(1,554)	446,979	764,068	719,669
Total					22,698,328	(11,392,840)	(813,085)	16,551,198	27,043,601	22,698,328

Notes to the condensed consolidated interim financial statements As of September 30, 2023
f.Analysis of changes in expected losses by stage

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2023	Ending balance at 12/31/2022
Credit card	296,909	(243,134)	(52)	21,446	53	—	289,193	364,415	296,909
Real estate loans	66,484	(65,723)	(50)	25,679	7,554	—	7,978	41,922	66,484
Personal loans	98,516	(43,021)	—	2,311	864	—	16,910	75,580	98,516
Business loans	12,099	(2,080)	—	131	—	—	2,153	12,303	12,099
Agribusiness loans	11,606	(677)	—	—	—	—	603	11,532	11,606
	485,614	(354,635)	(102)	49,567	8,471	—	316,837	505,752	485,614

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2023	Ending balance at 12/31/2022
Credit card	174,466	(21,446)	(705,634)	243,134	—	—	538,650	229,170	174,466
Real estate loans	16,939	(25,679)	(52,921)	65,723	14,621	—	15,511	34,194	16,939
Personal loans	90,088	(2,311)	(143,397)	43,021	2,183	—	106,343	95,927	90,088
Business loans	899	(131)	(3,317)	2,080	31	—	1,348	910	899
Agribusiness loans	—	—	—	677	—	—	(7)	670	—
	282,392	(49,567)	(905,269)	354,635	16,835	—	661,845	360,871	282,392

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 09/30/2023	Ending balance at 12/31/2022
Credit card	402,826	(53)	—	52	705,634	(655,521)	173,022	625,960	402,826
Real estate loans	19,127	(7,554)	(14,621)	50	52,921	(18,318)	11,926	43,531	19,127
Personal loans	127,149	(864)	(2,183)	—	143,397	(134,966)	75,509	208,042	127,149
Business loans	328	—	(31)	—	3,317	(2,726)	1,937	2,825	328
Agribusiness loans	976	—	—	—	—	(1,554)	578	—	976
	550,406	(8,471)	(16,835)	102	905,269	(813,085)	262,972	880,358	550,406

Consolidated					Opening balance at 01/01/2023	Write-off for loss	Constitution/ (Reversal)	Ending balance at 9/30/2023	Ending balance at 12/31/2022
Credit card					874,201	(655,521)	1,000,865	1,219,545	874,201
Real estate loans					102,550	(18,318)	35,415	119,647	102,550
Personal loans					315,753	(134,966)	198,762	379,549	315,753
Business loans					13,326	(2,726)	5,438	16,038	13,326
Agribusiness loans					12,582	(1,554)	1,174	12,202	12,582
					1,318,412	(813,085)	1,241,654	1,746,981	1,318,412

Notes to the condensed consolidated interim financial statements As of September 30, 2023
13.Non-current assets held for sale
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. The amount of real state on September 30, 2023 was R$ 169,347 (December 31, 2022: R$ 166,943).
14.Equity accounted investees
a.Equity:

	% in share capital		Equity accounted investees
Investees	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Granito Soluções em Pagamento S.A. (a)	50.0%	45.0%	60,589	62,582
Total			60,589	62,582
Other investments			11,295	9,508
Total			71,884	72,090
(a) On May 4, 2023, Banco Inter S.A. concluded the acquisition of another 5% of the share capital of Granito Instituição de Pagamento S.A. (“Granito”), held by minority shareholders, for the amount of R$ 10 million (“Acquisition”). Equity effects were accounted for using the equity method, with no effect on goodwill. Additionally, the disbursed amounts had an effect on Inter's cash.
b.Income from equity interests in associates:

	Three-month period		Nine-month period
Investees	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Granito Soluções em Pagamento S.A.	(4,071)	(3,892)	(30,597)	(13,954)
Total	(4,071)	(3,892)	(30,597)	(13,954)
15.Property and equipment
a.Breakdown of property and equipment:

		09/30/2023
	Annual depreciation rate	Historical cost	Accumulated depreciation	Book value
Right-of-use assets - buildings and equipment	4% to 10%	125,176	(9,007)	116,169
Buildings	4%	38,435	(29,776)	8,659
Furniture and equipment	10%	33,987	(2,658)	31,329
Data processing systems	20%	16,015	(475)	15,540
Construction in progress	—	1,980	—	1,980
Total		215,593	(41,916)	173,677

		12/31/2022
	Annual depreciation rate	Historical cost	Accumulated depreciation	Book value
Right-of-use assets - buildings and equipment	4% to 10%	144,387	(7,616)	136,771
Buildings	4%	37,446	(25,149)	12,297
Furniture and equipment	10%	23,601	(2,069)	21,532
Data processing systems	20%	15,636	(11)	15,625
Construction in progress	—	1,794	—	1,794
Total		222,864	(34,845)	188,019

Notes to the condensed consolidated interim financial statements As of September 30, 2023
b.Changes in property and equipment:

	Balance at 12/31/2022	Addition	Transfer	Write-offs	Exchange rate changes	Balance at 09/30/2023
Historical cost
Right-of-use assets - buildings and equipment	144,387	—	—	(19,211)	—	125,176
Buildings	37,446	978	11	—	—	38,435
Furniture and equipment	23,601	11,431	(11)	(614)	(420)	33,987
Data processing systems	15,636	379	—	—	—	16,015
Construction in progress	1,794	186	—	—	—	1,980
Total	222,864	12,974	—	(19,825)	(420)	215,593

Accumulated depreciation
Right-of-use assets - buildings and equipment	(7,616)	(1,391)	—	—	—	(9,007)
Buildings	(25,149)	(4,627)	—	—	—	(29,776)
Furniture and equipment	(2,069)	(1,174)	303	91	191	(2,658)
Data processing systems	(11)	(164)	(303)	3	—	(475)
Total Accumulated depreciation	(34,845)	(7,356)	—	94	191	(41,916)

Total	188,019	5,618	—	(19,731)	(229)	173,677

	Balance at 12/31/2021	Addition	Business Combination	Transfer	Write-offs	Balance at 09/30/2022
Historical cost
Right-of-use assets - buildings and equipment	131,064	21,983	—	—	—	153,047
Buildings	27,608	8,705	11,189	806	(1,337)	46,971
Furniture and equipment	14,012	2,873	—	(408)	(193)	16,284
Data processing systems	14,390	379	—	—	(13)	14,756
Total	187,074	33,940	11,189	398	(1,543)	231,058

Accumulated depreciation
Right-of-use assets - buildings and equipment	(3,741)	(3,693)	—	—	—	(7,434)
Buildings	(14,721)	(3,998)	(5,223)	(5,005)	13	(28,934)
Furniture and equipment	(5,064)	(264)	—	4,541	14	(773)
Data processing systems	(72)	(6)	—	66	—	(12)
Total	(23,598)	(7,961)	(5,223)	(398)	27	(37,153)

Total	163,476	25,979	5,966	—	(1,516)	193,905

Notes to the condensed consolidated interim financial statements As of September 30, 2023
16.Intangible assets
a.Breakdown of intangible assets

		09/30/2023			12/31/2022
	Annual amortization rate	Historical cost	(Accumulated amortization)	Book value	Historical cost	(Accumulated amortization)	Book value
Right of use	10%	401,396	(249,741)	151,655	336,495	(204,278)	132,217
Development costs	20%	308,001	(104,427)	203,574	234,400	(48,835)	185,565
Intangible assets in progress	—	289,285	—	289,285	279,675	—	279,675
Software	17%	46,065	(11,027)	35,038	—	—	—
Customer portfolio	20%	13,965	(6,902)	7,063	13,965	(5,589)	8,376
Goodwill	10	635,735	—	635,735	632,796	—	632,796
Total		1,694,447	(372,097)	1,322,350	1,497,331	(258,702)	1,238,629
b.Changes in intangible assets

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	09/30/2023
Right of use	132,217	62,607	—	2,294	—	(45,463)	151,655
Development costs	185,565	—	—	73,601	—	(55,592)	203,574
Intangible assets in progress	279,675	131,526	—	(121,916)	—	—	289,285
Software	—	44	—	46,021	—	(11,027)	35,038
Customer portfolio	8,376	—	—	—	—	(1,313)	7,063
Goodwill	632,796	—	—	—	2,939	—	635,735
Total	1,238,629	194,177	—	—	2,939	(113,395)	1,322,350

	12/31/2021	Addition	Write-offs	Transfers	Business Combination	Amortization	09/30/2022
Right of use	47,150	107,859	(30,237)	(1,419)	155,622	(73,252)	205,723
Development costs (b)	115,417	21,646	(762)	60,771	—	(23,274)	173,798
Intangible assets in progress	177,979	140,915	(34,033)	(59,352)	—	—	225,509
Customer portfolio (b)	10,329	4,727	(103)	—	—	(1,383)	13,570
Goodwill (a) (b)	78,037	—	(12,670)	—	554,759	—	620,126
Total	428,912	275,147	(77,805)	—	710,381	(97,909)	1,238,726

(a)     Refers to the acquisition of Inter & Co Payments, Inc.
(b)     The balance of December 31, 2021, previously presented, was adjusted after the conclusion of the PPA of the group companies. Accordingly, the preliminary goodwill was reallocated to the opening balances of the transaction.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
17.Other assets

	09/30/2023	12/31/2022
Prepaid expenses (a)	359,261	321,830
Taxes and contributions to be offset against future amounts payable	322,945	176,513
Commissions and bonus receivable (b)	190,906	113,546
Early settlement of loans	148,836	23,328
Premium or discount on transfer of financial assets	132,117	71,460
Sundry debtors (c)	116,694	91,627
Amount receivable from the sale of investments	107,977	87,318
Unbilled services provided	53,049	31,870
Agreements on sales of properties receivable	48,308	38,467
Advances to third parties	37,744	23,911
Others	575,996	445,638
Total	2,093,833	1,425,508

(a)    Refer substantially to the cost of acquisition of digital account customers and expenses on portability to process..
(b)    Refers mainly to bonus receivable from the commercial agreement signed with Mastercard, Liberty and Sompo.
(c)    Refers mainly to portability amounts to be processed, credit card amounts to be processed, negotiation and intermediation of amounts and debtors by judicial deposit.
18.Liabilities with financial institutions

	09/30/2023	12/31/2022
Payables with credit card network	6,410,380	5,228,314
Securities sold under agreements to repurchase	1,600,988	1,902,873
Interbank deposits	1,356,437	732,528
Others	50,440	43,182
Total	9,418,245	7,906,897
19.Liabilities with customers

	09/30/2023	12/31/2022
Time deposits (a)	25,572,336	10,517,060
Demand deposits	1,813,779	11,566,826
Savings deposits	1,350,713	1,307,055
Creditors by resources to release	327,160	251,863
Total	29,063,988	23,642,804

(a) The variation in balances between the periods is due to the launch of the “Conta com Pontos" product.
20.Securities issued

	09/30/2023	09/30/2022
Real estate credit bills	7,226,685	5,794,144
Financial Bills	158,116	67,014
Agribusiness credit bills	77,764	341,007
Total	7,462,565	6,202,165

Notes to the condensed consolidated interim financial statements As of September 30, 2023
21.Borrowing and onlending

	09/30/2023	12/31/2022
Onlending obligations - Tesouro Funcafé (a)	61,210	6,000
Onlending obligations – Caixa Econômica Federal (b)	20,868	22,231
Onlending obligations – BNDES (c)	5,567	8,139
Others	4	78
Total	87,649	36,448

(a) Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.).
(b) Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 6% p.a.);
(c) Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
22.Tax liabilities

	09/30/2023	12/31/2022
Income tax and social contribution	274,478	114,493
PIS/COFINS	22,095	20,542
INSS/FGTS	13,604	14,842
Others	22,668	16,988
Total	332,845	166,865
23.Provisions and contingent liabilities
a.Provisions
The Group's legal entities, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These are lawsuits filed seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.
ii.Civil lawsuits
The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower's salary, presentation of documents and adjustment actions.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2022	3,788	24,330	28,118
Constitution net of (reversals and write-offs)	676	15,965	27,104
Payments	(239)	(13,501)	(20,182)
Balance at September 30, 2023	4,225	30,068	35,040

Balance at December 31, 2021	3,312	18,370	21,682
Constitution/increase in provision	1,071	19,147	20,218
Payments	(560)	(14,782)	(15,342)
Balance at September 30, 2022	3,823	22,735	26,558

Notes to the condensed consolidated interim financial statements As of September 30, 2023
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009. As of September 30, 2023, these amounted to R$35,619 (R$29,963 on December 31, 2022).
ii.COFINS
Inter is discussing its COFINS obligations from 1999 to 2014 in court.
Prior to the enactment of Law 12.973/14, which changed the understanding regarding the inclusion of financial revenues in the COFINS calculation basis, there was a discussion on the expansion of this calculation basis, supported by paragraph 1, article 3 of Law 9.718/98.
In 2005, Inter obtained a favorable final and unappealable decision from the Federal Supreme Court, granting it the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service challenged the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Inter’s discussions are prior to this law.
Currently, the application of the res judicial (final and unappealable ruling) is being discussed in a lawsuit that ensured Inter the right not to pay COFINS on financial revenues. Therefore, the decision of the Federal Supreme Court on Matter 372 does not directly affect Inter’s discussions.

Process type	09/30/2023	12/31/2022
Action for the annulment of a tax debt	35,685	28,459
Tax assessment notice	23,692	22,340
Collection Letter	1,243	1,473
Total	60,620	52,272
c.Others
There were other provisions amounting to R$ 29,331 as of December 31, 2022.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
24.Other liabilities

	09/30/2023	12/31/2022
Payments to be processed (a)	750,406	648,887
Provisions for salaries, vacations and other labor charges	151,379	77,383
Lease liabilities (Note 24.a)	127,676	146,705
Pending settlements (b)	73,657	31,352
Contract liabilities (c)	42,679	45,364
Agreements	39,120	33,736
Other liabilities	75,412	190,100
Total	1,260,329	1,173,527

(a)    The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid;
(b)    Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5;
(c) The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

a.Lease liabilities
The changes in lease liabilities as of September 30, 2023 and year ended December 31, 2022 are as follows:

Balance at January 1, 2023	146,705
New contracts	3,023
Payments	(28,548)
Accrued interest	6,496
Ending balance at September 30, 2023	127,676

Balance at January 1, 2022	137,085
New contracts	1,225
Payments	(38,882)
Accrued interest	47,277
Ending balance at December 31, 2022	146,705
Lease maturity
The maturity of the lease liabilities as of September 30, 2023 and year ended December 31, 2022 is as follows:

	09/30/2023	12/31/2022
Up to 1 year	4,389	2,890
From 1 year to 5 years	15,789	26,009
Above 5 years	107,498	117,806
Total	127,676	146,705

Notes to the condensed consolidated interim financial statements As of September 30, 2023
25.Equity
a.Share capital

Date	Class A	Class B	Total
12/31/2022	284,765,936	117,037,105	401,803,041
09/30/2023	284,836,041	117,037,105	401,873,146
At September 30, 2023, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 shares with rights designated by the Company's Board of Directors, regardless of class, of which 284,836,041 issued as class A shares and 117,037,105 issued as class B shares. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$13 at September 30, 2023 (December 31, 2022: R$13).
The special rights granted to holders of Class A and Class B shares in this condensed consolidated interim financial information are the same as those applied in the consolidated financial statements of Inter & Co, Inc. for the year ended December 31, 2022.
b.Reserve
As of September 30, 2023, the reserves amounted to R$7,998,214. In the year ended December 31, 2022, Inter & Co, Inc. concluded the final stage of its corporate reorganization, as mentioned in Note 1. Accordingly, the reserve amount of R$7,817,670 refers to the transfer of interests of non-controlling shareholders who exchanged their shares of Banco Inter for shares and/or BDRs to the equity of Inter&Co, Inc’s.
c.Other comprehensive income
As of September 30, 2023, Inter & Co, Inc’s other comprehensive income amounted to R$(729,442), (December 31, 2022: R$(825,301)), which comprises the fair value of financial assets at FVOCI and exchange rate change adjustments of subsidiary abroad and taxes.
d.Dividends and interest on equity
As of September 30, 2023, and for the year ended December 31, 2022, Inter & Co, Inc. did not announce the payment of dividends to its shareholders. As of September 30, 2023, Inter Food, Banco Inter and Inter Holding Financeira S.A paid interest on equity in the amounts of R$19,704, R$50,000 and R$25,781, In the year ended December 31, 2022, Banco Inter paid interest on equity to controlling shareholders in the amount of R$38,056. Inter Digital and Inter Food paid dividends to non-controlling shareholders in the amount of R$25,812 and R$12,030, respectively.

Company	09/30/2023	12/31/2022
Banco Inter	50,000	38,056
Inter Holding Fin	25,781	—
Inter Digital (a)	—	25,812
Inter Food (a)	19,704	12,030
Total	95,485	75,898
(a) Amount paid to non-controlling shareholders.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
e.Basic and diluted earnings (loss) per share

Basic and diluted earnings/(loss) per share is as follows:

	Three-month period		Nine-month period
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Profit (loss) attributable to Owners of the company (In thousands of Reais)	91,291	(30,008)	151,442	(43,326)
Weighted average number of shares	401,789,293	403,575,106	401,789,293	403,575,106
Basic earnings (loss) per share (R$)	0.2272	(0.0744)	0.3769	(0.1074)
Diluted earnings (loss) per share (R$)	0.2263	(0.0744)	0.3753	(0.1074)
Basic and diluted earnings (loss) per share are presented based on the two classes of shares, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the periods.
f.Non-controlling interest
As of September 30, 2023, the balance of non-controlling interests is R$107,859 (December 31, 2022: R$96,722).
g.Treasury shares
As of September 30, 2023, Inter & Co, Inc., has R$(8,417) of treasury shares, consisting of 82,526 class A shares (December 31, 2022: R$ 0).
26.Net interest income

	Three-month period		Nine-month period
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Interest income
Credit card	333,795	231,786	912,907	479,119
Personal loans	215,754	159,493	758,097	401,176
Real estate loans	210,305	169,002	661,042	541,058
Business loans	131,731	112,398	376,747	304,148
Amounts due from financial institutions	147,490	78,399	359,709	140,353
Prepayment of receivables	60,383	32,904	185,166	55,865
Others	7,477	4,361	17,299	10,096
Total	1,106,935	788,343	3,270,967	1,931,815

Interest expenses
Term deposits	(448,514)	(301,469)	(1,185,068)	(718,787)
Open market capture	(247,243)	(197,029)	(779,356)	(535,604)
Financial institutions deposits	(42,409)	(7,429)	(88,791)	(14,624)
Saving	(24,012)	(21,620)	(69,761)	(59,188)
Others	(8,220)	(52,131)	(12,399)	(53,287)
Total	(770,398)	(579,678)	(2,135,375)	(1,381,490)

Notes to the condensed consolidated interim financial statements As of September 30, 2023
27.Income from securities and derivatives

	Three-month period		Nine-month period
	09/30/2023	09/30/2022	09/30/2023		09/30/2022
Income from securities	417,887	340,982	1,190,849		1,095,841
Fair value through other comprehensive income	333,051	217,655	917,204		818,805
Fair value through profit or loss	52,227	45,468	146,866		128,446
Amortized cost	32,609	77,859	126,779		148,590
Income from Derivatives	64,133	5,941	5,753	5,753	13,920
Future dolar contracts	(2,828)	3,806	18,132		30,658
Forward contracts	(825)	48	(3,266)		1,140
Futures contracts and swaps (a)	67,786	2,087	(9,112)		(17,878)
Total	482,020	346,923	1,196,602		1,109,761

(a) For the period ended September 30, 2023, the market adjustment of the hedge object offset the effects of the result of derivatives subject to Hedge Accounting.
28.Revenues from services and commissions

	Three-month period		Nine-month period
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Interchange	214,415	161,418	574,952	437,870
Commissions	142,831	122,675	392,116	376,847
Banking	24,030	16,837	60,446	45,246
Resource management	20,522	4,160	47,654	29,864
Securities placement, custody and brokerage	326	16,676	11,476	33,408
Other	20,957	3,516	49,161	14,573
Gross revenues	423,081	325,282	1,135,805	937,808

Cashback expenses (a)	(48,391)	(76,420)	(173,664)	(244,212)
Inter Loop (b)	(26,910)	—	(33,484)	—

Net revenues from services and commissions	347,780	248,862	928,657	693,596

(a) Refer to amounts paid to customers as an incentive to purchase or use products. This balance is deducted directly from revenue from services and commissions.
(b) This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services.
29.Other revenues

	Three-month period		Nine-month period
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Performance fees (a)	48,645	30,764	104,840	123,702
Foreign exchange	26,659	31,137	67,769	73,733
Capital gains	25,341	2,651	34,428	63,565
Others	30,785	13,135	71,428	40,466
Total	131,430	77,687	278,465	301,466

(a)     Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
30.Impairment losses on financial assets

	Three-month period		Nine-month period
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Loss on impairment adjustment of loans and advances to customers	(461,835)	(275,013)	(1,241,654)	(848,610)
Recovery of written-off credits	40,180	13,533	86,453	29,253
Others	13,756	(1,633)	(1,939)	834
Total	(407,899)	(263,113)	(1,157,140)	(818,523)
31.Administrative expenses

	Three-month period		Nine-month period
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Data processing and information technology	(190,301)	(190,128)	(599,043)	(518,014)
Third party services	(48,707)	(40,439)	(156,545)	(99,858)
Advertisement and marketing	(22,921)	(23,423)	(64,063)	(98,243)
Rent, condominium fee and property maintenance	(16,649)	(15,267)	(49,078)	(44,414)
Financial System Services	(12,817)	(29,458)	(37,909)	(88,449)
Provisions for contingencies	(10,463)	(9,453)	(27,104)	(20,218)
Others	(61,019)	(71,778)	(162,618)	(236,174)
Total	(362,877)	(379,946)	(1,096,360)	(1,105,370)
32.Personnel expenses

	Three-month period		Nine-month period
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Salaries	(99,216)	(104,987)	(308,371)	(295,709)
Benefits	(82,648)	(39,492)	(168,988)	(110,018)
Social security charges	(27,839)	(31,451)	(85,642)	(86,928)
Others	(958)	(302)	(6,321)	(1,163)
Total	(210,661)	(176,232)	(569,322)	(493,818)
33.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss for the period

	Three-month period		Nine-month period
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Current income tax and social contribution expenses
Current year	(125,932)	(11,165)	(215,962)	(96,428)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	66,930	48,837	143,436	186,370
Provision for contingencies	1,764	1,375	3,069	2,364
Adjustment of financial assets to fair value	27,633	(16,641)	(3,504)	(5,694)
Other temporary differences	50,015	5,142	49,601	24,976
Hedge transactions	(22,100)	(9,073)	6,623	(8,740)
Tax losses carried forward	(39,504)	21,973	(22,265)	12,526
Total deferred income tax and social contribution	84,738	51,613	176,960	211,802
Total income tax	(41,194)	40,448	(39,002)	115,374

Notes to the condensed consolidated interim financial statements As of September 30, 2023
b.Reconciliation of effective rate

	Three-month period				Nine-month period
	09/30/2023		12/31/2022		09/30/2023		12/31/2022
	Income tax		Income tax		Income tax		Income tax
Profit before tax		145,354		(70,043)		231,550		(158,266)
Tax average (a)	45%	(65,410)	45%	31,520	45%	(104,198)	45%	71,220

Tax effect of
Interest on capital distribution		22,500		—		22,500		17,126
Non-taxable income (non-deductible expenses) net		3,731		(38,252)		4,007		(5,598)
Tax incentives		—		5,665		—		1,590
Subsidiaries not subject to real profit taxation		(2,015)		39,541		19,492		27,789
Others		—		1,974		19,197		3,247
Total income tax		(41,194)		40,448		(39,002)		115,374

Effective tax rate		(28)%		(58)%		(17)%		(73)%

(a)    The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	12/31/2022	Constitution	Realization	09/30/2023
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	407,766	569,610	(426,174)	551,202
Adjustment of financial assets to fair value	292,262	78,810	(162,161)	208,911
Tax losses carried forward	202,184	38,912	(63,887)	177,209
Other temporary differences	33,668	92,660	(45,493)	80,835
Hedge operations	19,897	117,655	(111,032)	26,520
Provision for contingencies	12,664	13,989	(10,919)	15,734
Expected loss on financial instruments	9,707	—	1,130	10,837
Subtotal	978,148	911,636	(818,536)	1,071,248

Composition of the deferred tax liabilities
Capital gains from assets in the business combination	(30,073)	(2,608)	3,910	(28,771)
MTM Hedge Accounting	—	(124)	—	(124)
Subtotal	(30,073)	(2,732)	3,910	(28,895)

Total tax credits on temporary differences (a)	948,075	908,904	(814,626)	1,042,353

(a)    The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Notes to the condensed consolidated interim financial statements As of September 30, 2023

	12/31/2021	Constitution	Realization	09/30/2022
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	295,799	247,707	(124,883)	418,623
Provision for contingencies	9,720	2,696	(330)	12,086
Adjustment of financial assets to fair value	184,886	132,302	(83,290)	233,898
Other temporary differences	62,939	50,046	(42,572)	70,413
Tax losses carried forward	95,574	76,592	(64,066)	108,100
Provision for loss of non-current assets held for sale	8,990	—	(8,990)	—
Provision for expected loss on financial instruments	6,436	802	—	7,238
Hedge operations	31,181	13,295	(22,036)	22,440
Subtotal	695,525	523,440	(346,167)	872,798

Composition of the deferred tax liabilities
Commission deferral	(3,869)	—	3,869	—
Temporaty differences	(21,820)	—	21,820	—
Others	(63,546)	—	63,546	—
Subtotal	(89,235)	—	89,235	—

Total tax credits on temporary differences (a)	606,290	523,440	(256,932)	872,798

(a)    The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.
d.Projection for realization of tax credits

The expected realization of the constituted tax credits is supported by a tax credit realization study, as shown below:

	09/30/2023
Period	Temporaty differences	Tax losses	Total
2023	221,684	7,284	228,968
2024	257,415	83,612	341,027
2025	258,970	68,112	327,082
2026	8,681	—	8,681
2027	39,086	—	39,086
2028 to 2032	105,596	20,808	126,404
Total	891,432	179,816	1,071,248
As of September 30, 2023, the present value of tax credits was calculated based on the average rate of interbank deposit certificates projected for the corresponding periods, CDI of 13.36% p.a. and totaled R$893,111.
34.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the migration of share-based payment plans, with the assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A, the beneficiaries will have 1 option to purchase a Class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
09/07/2020	09/07/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15,50	Officers, managers and key employees
Changes in the options of each plan for the period ended September 30, 2023 and supplementary information are shown below:

Grant Date	12/31/2022		Granted		Expired/Cancelled	Exercised	09/30/2023
2018	135,599		—		—	19,800	115,799
2020	2,829,225		—		297,938	675	2,530,612
2022	2,838,500		50,000		60,500	1,875	2,826,125
Total	5,803,324		50,000		358,438	22,350	5,472,536
Weighted average price of the shares	R$	18.15	R$	15.50	R$ 20,49	R$ 3,54	R$ 17,98

Grant Date	12/31/2021		Granted		Expired/Cancelled		Exercised		12/31/2022
2018	2,458,065		—		10,800		2,311,666		135,599
2020	2,965,350		—		48,600		87,525		2,829,225
2022	—		2,903,500		65,000		—		2,838,500
Total	5,423,415		2,903,500		124,400		2,399,191		5,803,324
Weighted average price of the shares	R$	14.34	R$	15.50	R$	16.69	R$	2.31	R$	18.15
The fair values of the period of 2018 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05

Notes to the condensed consolidated interim financial statements As of September 30, 2023
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended September 30, 2023, costs amounting to R$27,039 (September 30, 2022: R$42,475) were recognized in employee benefit expenses, appropriated to Inter’s results.
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price	Participants	Final exercise date
2022	489,386	Up 3 years	USD 1.92 for Classe A	Key Executives	12/30/2024
Stock options exercised:

Grant Date	Shares	Average strike price	Final exercise date
2022	643,500	Key Executives	12/30/2024
Changes in Inter & Co Payments, Inc.’s granted instruments for September 30, 2023 and supplementary information are shown below:

Grant Date	12/31/2022		Granted Options		Expired/Cancelled		Exercised		09/30/2023
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	USD	1.92	USD	—	USD	—	USD	—	USD	1.92

Grant Date	12/31/2022	Granted Shares	Expired/Cancelled	Options exercised	09/30/2023
2022	—	643,500	—	(160,875)	482,625
Total	—	643.500	—	(160.875)	482.625
In the period ended September 30, 2023, the amount of R$25,190 (September 30, 2022: R$ 1,228) was recognized as employee benefit expenses in the income statement of the Company.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and to provide these people with incentives to align their interests with those of the Company’s shareholders.
The Omnibus Incentive Plan is managed by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to the Company's employees.

Accordingly, on June 1, 2023, the granting of restricted share units (RSU) under the Omnibus Incentive Plan was approved. A total of 2,140,500 restricted shares were granted, with a vesting period of: (i) 25% on December 1, 2023, (ii) 25% on December 1, 2024, (iii) 25% on December 1, 2025, and (iv) 25% in December 2026, to all or selected executives and employees of the Company and/or its direct or indirect subsidiaries. See table below:

Grant Date	Concession Date	Options	Vesting	Participants
06/01/2023	—	2,140,500	04 years	Officers, managers and key employees

In the period ended September 30, 2023, the amount of R$5,852 referring to expenses related to this plan was recognized in the Company’s results.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
35.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the condensed consolidated interim financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023		12/31/2022
Assets	9,659	4,397	690,009	572,115	16,059	16,063	974,653	1,860,959	1,690,380		2,453,534
Loans and advances to customers	9,659	4,397	—	4	16,059	16,063	485,425	632,408	511,143		652,872
Amounts due from financial institutions	—	—	690,009	572,111	—	—	489,228	1,228,551	1,179,237	—	1,800,662

Liabilities	(7,792)	(24,736)	(18)	(7)	(18,130)	(15,031)	(89,461)	(122,576)	(115,401)		(162,350)
Liabilities with customers - Demand deposits	(493)	(1,350)	(9)	(7)	(897)	(981)	(5,332)	(10,324)	(6,731)		(12,662)
Liabilities with customers - Term deposits	(7,299)	(23,386)	(9)	—	(17,233)	(14,050)	(84,129)	(112,252)	(108,670)		(149,688)

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Profit/ (loss)	(1,709)	(12,527)	—	(9,788)	(871)	(11,043)	(2,169)	(154,115)	(4,749)	(187,473)
Interest income	—	—	—	10,893	1,018	—	7,547	—	8,565	10,893
Interest expenses	(1,708)	(12,527)	—	(6,003)	(1,889)	(10,297)	(7,154)	(148,899)	(10,751)	(177,726)
Other administrative expenses	(1)	—	—	(14,678)	—	(746)	(2,562)	(5,216)	(2,563)	(20,640)

(a)    Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Entities with significant influence by Inter & Co;
(c)     Directors and members of the Board of Directors and Supervisory Board of Inter & Co; and
(d)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter & Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter & Co and their close family members.
Compensation of key management personnel
The global compensation of management personnel for 2023, approved in the Group’s Ordinary General Meeting, was R$ 99,791.

Notes to the condensed consolidated interim financial statements As of September 30, 2023
36.Other information
Capital increase in associate
On August 7, 2023, Banco Inter (“Inter”) and Banco BMG S.A. (“BMG”), sole shareholders of Granito Instituição de Pagamento S.A. (“Granito”), approved a capital increase in the amount of R$100 milion (one hundred million reais), of which R$50 million (fifty million reais) will be subscribed and paid in by Inter and R$50 million (fifty million reais) will be subscribed and paid in by BMG. The subscription and payment of Granito's capital increase will only occur after approval of the capital increase by the Central Bank of Brazil, pursuant to BCB Resolution No. 80 of March 25, 2021, which did not occur until the date of issue of these financial statements.
37.    Subsequent events
No significant subsequent events have occurred up to the date of approval of these financial statements.